CCA INVESTMENTS TRUST

190 North Canon Dr., Suite 402

Beverly Hills, CA 90210

December 21, 2012

VIA ELECTRONIC TRANSMISSION

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

CCA Investments Trust, Files Nos.: 333-184148; 811-22753

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 under the Securities Act of 1933, CCA Investments Trust (the "Registrant") and Arbor Court Capital, LLC (the CCA Investments Trust Fund's principal underwriter/distributor), hereby request that the Commission accelerate the effective date of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement (the "Amendment"), which was filed on December 21, 2012, to December 24, 2012, 8:00 A.M., or the earliest practicable date thereafter.  Absent acceleration, the Amendment would not become effective.

The Amendment was filed under the Securities Act for the purpose of responding to comments from the SEC staff with respect to registration of shares of the Fund.  If you have any questions concerning this request please contact Cassandra Borchers at (513) 352-6632 or Donald Mendelsohn at (513) 352-6546.

CCA Investments Trust

Arbor Court Capital, LLC

By:

_/s/ Adam D. Checchi

By:

_/s/ Christopher R. Barone

Name: Adam D. Checchi

Name:

Christopher R. Barone

Title:

President

Title:

President

Date:

December 21, 2012

Date:

December 21, 2012